MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT SUBADVISORY AGREEMENT

(AllianceBernstein Global Dynamic Allocation Portfolio)

This Amendment No. 2 to the Investment Subadvisory Agreement (the “Agreement”) dated May 1, 2011, as amended January 1, 2013, by and between MetLife Advisers, LLC, (the “Adviser”), and AllianceBernstein L.P. (the “Subadviser”) with respect to the AllianceBernstein Global Dynamic Allocation Portfolio, a series of the Met Investors Series Trust, is entered into effective the 1st of January, 2014.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
AllianceBernstein Global Dynamic Allocation Portfolio

0.400% of first $250 million of such assets plus

0.350% on next $250 million of such assets plus

0.300% on next $1.5 billion of such assets plus

0.280% on next $1.5 billion of such assets plus

0.270% of such assets over $3.5 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of January, 2014.

METLIFE ADVISERS, LLC		ALLIANCEBERNSTEIN L.P.

By:	/s/ Kristi Slavin	By:	/s/ Louis T. Mangan
	Kristi Slavin		Louis T. Mangan
	Vice President		Assistant Secretary